EXHIBIT 99.1

INNATE PHARMA ENTERS STRATEGIC PARTNERSHIP WITH SOBI TO LICENSE LACUTAMAB IN T-CELL LYMPHOMA

Marseille, France, August 10, 2026

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) ("Innate" or the "Company") and Swedish Orphan Biovitrum AB (publ) (Sobi®) today announced that they have entered a strategic partnership to enable initiation of the TELLOMAK-3 confirmatory Phase 3 study in cutaneous T-cell lymphoma (CTCL), a key step toward filing for accelerated approval of lacutamab in Sézary syndrome, a subtype of CTCL.
Under the agreement, Innate will conduct the TELLOMAK-3 Phase 3 confirmatory trial in cutaneous T-cell lymphoma, supporting a planned accelerated approval filing in Sézary syndrome. The planned TELLOMAK-3 study will subsequently support applications for full approvals in key jurisdictions in Sézary syndrome and mycosis fungoides, the most common subtype. Sobi will receive exclusive global rights to commercialize lacutamab upon potential accelerated approval and will be eligible to assume full global development rights following positive Phase 3 results. Closing of the transaction is subject to closing conditions, including the receipt of transaction related anti-trust clearance.
“We are thrilled to partner with Sobi and enable TELLOMAK-3 initiation, the pivotal next step in advancing lacutamab toward a potential accelerated approval in Sézary syndrome,” said Jonathan Dickinson, CEO of Innate Pharma. “Sobi is the ideal partner to help unlock the full potential of lacutamab. Their expertise in rare diseases, proven commercial capabilities and global reach perfectly complement Innate’s expertise in CTCL clinical development. Together, we share the ambition to bring lacutamab to patients globally as quickly as possible.”
“This agreement is an important step in strengthening our portfolio and reflects our strategy of partnering with leading innovators to bring differentiated therapies to patients with rare diseases. We look forward to working with Innate Pharma to advance lacutamab and, subject to regulatory approvals, make it available to patients globally,” said Guido Oelkers, President and CEO of Sobi.
Transaction details
Under the terms of the agreement, Sobi will pay Innate Pharma USD 75 million, payable on closing. Innate will be eligible to receive up to a further USD 40 million in respect of near-term development milestones connected to Sézary syndrome. Additionally, Innate will be eligible to receive up to USD 465 million related to the option for Sobi to get full development rights and to future regulatory and commercial milestones. Innate will be eligible to receive tiered double-digit royalties on net sales.

About Lacutamab
Lacutamab is a first-in-class anti-KIR3DL2 antibody, currently developed in cutaneous T-cell lymphoma (CTCL). CTCL is a group of rare non-Hodgkin lymphomas that includes Sézary syndrome, a rare and aggressive leukemic form, and mycosis fungoides, the most common subtype in CTCL.
The program has received Fast Track designation from the FDA, PRIME designation from the EMA for Sézary syndrome, Orphan Drug designation in both the U.S. and EU for CTCL, and Breakthrough Therapy Designation from the FDA for relapsed or refractory Sézary syndrome. The program is advancing toward a pivotal Phase 3 TELLOMAK-3 study, an open-label, multicenter, randomized trial in patients with Sézary syndrome and mycosis fungoides who have failed at least one prior systemic therapy. The study includes a confirmatory cohort in Sézary syndrome intended to support a potential accelerated approval and upon study completion a full approval for Sézary syndrome, and a registrational cohort in mycosis fungoides intended to support full approval, with progression-free survival (PFS) as the primary endpoint.

About Sobi®

Sobi is a global biopharma company unlocking the potential of breakthrough innovations, transforming everyday life for people living with rare diseases. Sobi has approximately 2,000 employees across Europe, North America, the Middle East, Asia and Australia. In 2025, revenue amounted to SEK 28 billion. Sobi’s share (STO:SOBI) is listed on Nasdaq Stockholm. More about Sobi at sobi.com and LinkedIn.

About Innate Pharma
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise in antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first- and/or best-in-class assets, focused on areas of high unmet medical need. Its proprietary pipeline is centered on antibody-drug conjugates (ADCs), led by IPH4502, a differentiated Nectin-4 ADC in clinical development for solid tumors, and supported by a preclinical portfolio of next-generation ADC candidates. In parallel, Innate is advancing two partnered late-stage assets: lacutamab, developed with Sobi for T-cell lymphomas, and monalizumab, developed with AstraZeneca for non-small cell lung cancer (NSCLC).
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sobi, Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.
Headquartered in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on LinkedIn and X.

Information about Innate Pharma shares
ISIN code: FR0010331421
Ticker code: Euronext Paris: IPH | Nasdaq: IPHA
LEI: 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors
For a discussion of risks and uncertainties, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.
This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts

Stéphanie Cornen
VP, Investor Relations & Corporate Communications
stephanie.cornen@innate-pharma.fr

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